Exhibit 99.5

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Form of Proxy for the First Extraordinary General Meeting for 2022

Number of H shares relevant to this form of proxy________________________________________________(Note 1) I/We_________________________________________(Note 2) of address ____________________________________________

_______________________________________________________________________being shareholder of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding ___________________________________________H shares (Note 3) of the Company hereby appoint the Chairman of the first extraordinary general meeting for 2022 (the “EGM”) of the Company/ _____________________________________________________________________(Note 4) as my/our proxy to attend the EGM and any adjournment thereof on my/our behalf to be held at North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China on Wednesday, 30 March 2022 at 2:00 p.m. to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Resolutions of Non-cumulative Voting		For(Note 5)	Against(Note 5)
Ordinary Resolutions

1	THAT waived the pre-emptive right over the equity transfer of non-controlled company be considered and approved as an ordinary resolution.

Special Resolutions

2	THAT the Board repurchases domestic shares and/or overseas-listed foreign shares be considered and approved as a special resolution.

Date:_____________________________ 2022                Signature(Note 6) : _____________________________

Notes:

1.

Please fill in the number of H shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the H shares of the Company registered in your name(s).

2.	Please fill in your full name(s) and address(es) in BLOCK LETTERS.

3.	Please fill in the number of all H shares registered in your name(s).

4.

Any shareholder entitled to attend and vote at the EGM is entitled to appoint more than one proxy to attend the EGM and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the EGM is preferred, please strike out “the Chairman of the first extraordinary general meeting for 2022 of the Company” and insert the name and address of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the EGM in person.

5.

Note: If you intend to vote for any resolution, please mark “✓” in the “For” column. If you intend to vote against the resolution, please mark “✓” in the “Against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6.

This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized. If this form of proxy is signed by your proxy, it must be notarized.

7.

In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be returned to the Company’s H shares share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the EGM (i.e. not later than 2:00 p.m. on Tuesday, 29 March 2022).

8.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

9.

In representing a shareholder to attend the EGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issue.

10.

Completion and delivery of the form of proxy will not preclude you from attending and voting at the EGM if you so wish, and in such event, the instrument appointing a proxy shall be deemed to be revoked.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the EGM (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.